

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2017

Mr. Lin Yi-Hsiu
Chief Executive Officer
Leader Capital Holdings Corp.
Rm. 3, 9F., No.910, Sec. 2, Taiwan Blvd.
Xitun Dist., Taichung City 407, Taiwan (R.O.C.)

> **Re:** **Leader Capital Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2017**
> **File No. 333-221548**

Dear Mr. Lin:

We have reviewed your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 2

3.   Please revise to provide a clear and concise overview of the current nature of your business. In this regard, it is unclear whether you have begun or completed the development of the JFB application. Your risk factor disclosure indicates that the application is still in development but the Business section indicates that the "application is sleek and user-friendly." To the extent that the application is not completely developed and not ready to be marketed, please revise the prospectus here and in the Business section to describe the current developmental state of your business and product. In addition, clearly state that you have not yet generated any revenue and that you currently have a net loss.

Risk Factors, page 5

4.   We note that the Chief Executive Officer, Lin Yi-Hsiu, will be offering the company's securities to the public while simultaneously offering his own shares for sale. Please add a risk factor that addresses this potential conflict of interest.

Certain Relationships and Related Parties, page 26

5.   You disclose in the notes to the financial statements that a related party paid $20,000 for the company's incorporation fee. You further state that the directors of "related party A" are the investment managers of Greenpro Asia Strategic SPC-Greenpro Asia Strategic SP. Please disclose the material terms of this transaction in this section, including the repayment terms, the identity of "related party A" and the investment managers of Greenpro Asia Strategic SPC-Greenpro Asia Strategic SP. Refer to Item 404 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Attorney, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Office of Information Technology
and Services

cc: Jeffrey DeNunzio